SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 2, 2003

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

(Former name or former address, if changed since last report)

ITEM 9. Regulation FD Disclosure.

Cleveland-Cliffs Inc published a News Release on January 2, 2003 as follows:

CLIFFS ANNOUNCES AGREEMENT WITH SENIOR NOTEHOLDERS

Cleveland, OH — January 2, 2003 — Cleveland-Cliffs Inc (NYSE:CLF) today announced that it reached an agreement with its lenders in December 2002, amending its existing senior unsecured note agreement. As previously disclosed, the Company had expected that it would violate certain financial covenants in the note agreement due to the recording of a non-cash charge to shareholders' equity for minimum pension liabilities at year-end. Under the amended note agreement, there was no covenant violation.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We are pleased with resolution of this matter, which allows our management team to keep its focus on being the preeminent supplier of iron ore pellets to the North American steel industry. We continue to take the actions necessary to improve the competitive position of our mines," Brinzo concluded, "The prospects for our iron ore pellet business in 2003 appear strong."

Cynthia B. Bezik, Senior Vice President — Finance and Chief Financial Officer, said, "We appreciate the support we received from the ten insurance company lenders that constitute our noteholders. We now have the financial flexibility to continue to improve our operating performance and pay down debt. We will explore other financing alternatives in the future when conditions are more favorable."

As part of the amended agreement, the Company made a principal payment of $15 million on December 31, 2002, to reduce the amount outstanding under the unsecured note agreement to $55 million at the end of 2002. In addition, the Company has agreed to additional scheduled principal payments, including $20 million in December 2003. The Company expects to have adequate liquidity to meet its normal seasonal requirements in 2003. The interest rate remains at 7 percent through December 15, 2003, increases to 9.5 percent from December 15, 2003 through December 14, 2004, and to 10.5 percent from December 15, 2004 to maturity of the agreement on December 15, 2005.

* * * *

Cleveland-Cliffs is the largest producer and merchant of iron ore pellets in North America. The Company operates five iron ore mines located in Michigan, Minnesota and Eastern Canada. References in this news release to "Cliffs" and "Company" include subsidiaries and affiliates as appropriate in the context.

2

This news release contains predictive statements that are intended to be made as "forward-looking" within the safe harbor protections of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties.

Actual results may differ materially from such statements for a variety of factors. Risks and uncertainties include: the expectations for the Company's pellet business in 2003 and its projected liquidity requirements may differ significantly from actual results because of lower demand for iron ore pellets by North American integrated steel producers due to changes in steel utilization rates and operational factors, the timing of pellet sales, and other factors.

Reference is made to the detailed explanation of the many factors and risks that may cause such predictive statements to turn out differently, as set forth in the Company's Annual Report for 2001 and Reports on Form 10-K and 10-Q and previous news releases filed with the Securities and Exchange Commission, which are available publicly on Cliffs' website. The information contained in this document speaks as of the date of this news release and may be superceded by subsequent events.

Cliffs expects to report fourth quarter and full year results for 2002 on January 29, 2003.

Contacts:
Media: Ralph S. Berge, (216) 694-4870
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C. B. Bezik
 Name: C. B. Bezik
 Title: Senior Vice President-Finance

Dated: January 6, 2003